EXHIBIT 99.1

August 10, 2017	News Release 17-16

Pretivm Reports Second Quarter Results; Gold Sales Have Commenced

Vancouver, British Columbia August 10, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report highlights from the second quarter of 2017 and commissioning updates for its high-grade gold Brucejack Mine. During commissioning in June and grade ramp-up in July a total of 25,392 ounces of gold were produced from low-grade stockpiles, development muck and, in July, the addition of stope ore. Gold sales have commenced.

Significant Events

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On June 20, 2017, we announced that the first gold was poured at the Brucejack Mine and that the flotation and gravity circuits were operational.

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During commissioning, 8,510 ounces of gold were produced in June from low-grade stockpiles and development muck.

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Working capital at June 30, 2017 was a deficit of US$12.9 million, which includes liabilities of US$12.4 million that are not expected to result in cash outflows during our short-term working capital deficit. We expect as gold production ramps up this deficit will reverse. (Refer to the “Working Capital” section below).

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Subsequent to the end of the quarter, on July 3, 2017, we announced that commercial production was achieved at the Brucejack Mine under the terms of the credit agreement among Pretivm and its lenders. During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore for an average of 2,360 tonnes per day.

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Subsequent to the end of the quarter, in July during grade ramp-up, 16,882 ounces of gold were produced from stockpiles, development muck and the introduction of stope ore.

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On August 1, 2017, the Completion Date was reached at the Brucejack Mine under the terms of the credit agreement among Pretivm and its lenders. During the month of July the process plant processed 83,667 tonnes of ore for an average rate of 2,699 tonnes per day.

Brucejack Mine Commissioning and Initial Production

Construction and mechanical commissioning at the mine has been substantially completed, and the demobilization of construction and contract crews, as well as construction facilities, is nearing completion. The permanent operations team has now assumed full management of the mine, and all of the main operating units in the mill are now fundamentally performing as expected.

In May, ore was first introduced to the mill with a focus on ramping up tonnage throughput to nameplate capacity as quickly as possible with low-grade ore. During the month of June, the process plant at Brucejack processed 70,805 tonnes of ore (87.4% of one-twelfth of yearly nameplate capacity) from low-grade ore stockpiles for an average of 2,360 tonnes per day. Under the terms of the credit agreement among the Company and its lenders, the Commercial Production Date is defined as the first day of the calendar month immediately following the first calendar month during which the process plant processes ore at an average rate of 60% of one-twelfth of yearly nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day). As a result, effective July 1, 2017, commercial production was achieved at the Brucejack Mine.

In July, the process plant at Brucejack continued to operate near nameplate capacity processing 83,667 tonnes of ore (99.9% of one-twelfth of yearly nameplate capacity) for an average of 2,699 tonnes per day from low-grade stockpiles, development muck and the introduction of stope ore. Under the terms of the credit agreement among the Company and its lenders, the Completion Date is the first day of the calendar month immediately following the first period of two consecutive calendar months during which the process plant processes ore at an average rate of 85% nameplate capacity (985,500 tonnes per year or 2,700 tonnes per day). As a result, the Completion Date for the Brucejack Mine is August 1, 2017.

In June, 8,510 ounces of gold were produced from low-grade stockpiles and development muck, and in July 16,822 ounces of gold were produced from low-grade stockpiles, development muck and the introduction of stope ore for a total of 25,392 ounces of gold produced during commissioning and grade ramp-up.

Process Optimization

With the achievement of commercial production, the grade of the ore introduced to the mill was increased with a focus on optimizing recoveries in the gravity and flotation circuits. Gold-silver doré is now being produced in the gold room and flotation concentrate is being bagged. As the grade of ore has ramped up, doré and flotation concentrate production has increased and gold-silver inventory has accumulated. Gold sales have commenced.

In July, while ramping up the grade of the ore to the mill, start-up issues were encountered in the mill, some of which have been addressed and others that are in the process of being resolved. As ore has been processed, some of the gravity-recoverable gold has locked up within the voids in the SAG and ball mills. During a scheduled shutdown in mid-July, a 4.7 kilogram grab sample was taken from material trapped behind a SAG mill liner which graded 23,547 grams per tonne gold. This trapped gravity-recoverable gold will be recovered when the mill liners are changed (with timing dependent on liner wear).

In the gold room, doré production continues while the operation of the primary shaker table is optimized. As the gold in the Valley of the Kings is contained in electrum with a wide range of specific gravities (with specific gravity varying with the ratio of gold to silver in the electrum), work is underway to optimize the recovery of gravity-recoverable gold. Additionally, metallic slag has been produced as well as doré on melting the gravity concentrate from the primary shaker table. Certain of the metallic slag has a gold content of up to 35% and combined gold and silver content of over 50%. Test work is underway to minimize the production of metallic slag and to recover the gold and silver from the slag.

In the flotation circuit, concentrate production and bagging have advanced during optimization of flotation concentrate production. Efforts are focused on reagents and dosage to maximize flotation concentrate grade.

Underground Development

Underground development continued to advance through the second quarter and subsequently reached design-level production. Long-hole drilling is currently drilling off stopes at a rate of approximately 235 meters per day. Currently six stopes are operational, four stopes are available for drilling and an additional 17 stopes are in various stages of being developed.

2017 Exploration Program

On June 26, 2017, we announced a private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share which was completed in two tranches, June 30 and July 14, 2017 for total gross proceeds of C$5.0 million. The proceeds of the private placement of flow-through common shares are being used to fund the 2017 regional grass-roots exploration program.

The 2017 regional grass-roots exploration program, which is designed to follow-up on the results from the 2016 program, is now underway after delay due to late snow melt. Prospecting, sampling and mapping will continue approximately 20 kilometers east of the Brucejack Mine with the aim of generating targets for drilling later in the program.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the 2017 regional grass-roots exploration program.

Working Capital

As the Brucejack Mine continues to ramp up grade, we expect the increased production and concomitant proceeds from the sale of doré and flotation concentrate will enable us to overcome our short-term working capital deficit. The working capital deficit of US$12.9 million includes the current portion of the offtake obligation (US$5.1 million), the employee benefit liability (US$4.6 million) and the current portion of restricted share unit liability (US$2.7 million). These items are not expected to result in cash outflows during our short-term working capital deficit. In addition, we are evaluating other opportunities to bolster our short-term working capital.

Our unaudited condensed consolidated Financial Statements and Management Discussion and Analysis for the six months ended June 30, 2017 are filed on SEDAR and available on our website at www.pretivm.com.

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and statements regarding USD cash flows and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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